Exhibit 99.76

F3 Begins 3,000 Meter Fall Drill Program at Tetra Zone

Kelowna, British Columbia--(Newsfile Corp. - October 8, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce a fall drill program at its 100% owned Broach Lake Property, on the recently discovered high-grade Tetra Zone (see NR August 5, 2025).

This 3,000m diamond drilling fall program is designed to test the extent of the uranium mineralization which is currently highlighted by PLN25-205, which returned a 1.0m high grade interval with 2.50% U3O8 within a 22.5m mineralized main interval averaging 0.26% U3O8 and PLN25-217, which intersected a total of 67.0m composite anomalous radioactivity including 49.0m of continuous radioactivity (see Map 1).

Ground EM surveying has also been completed, and 3D inversions are in progress; these results will be incorporated into the targeting model for regional drill targeting along strike.

Sam Hartmann, Vice President Exploration, commented:

“We are excited to resume drilling at Tetra now that ground geophysics has been completed, and plan to focus this fall drill program at a deposit scale on the Tetra Zone, initially stepping out from high grade mineralization as in PLN25-205 and the significant intervals of radioactivity in PLN25-217. The unique geological setting of the Tetra Zone with differs from many basement hosted uranium deposits in the area, is also reflected in the geophysical responses, where weaker conductivity is associated with less resistive rocks associated with a structural damage zone hosting the Tetra Zone.”

Map 1. Broach Lake - Tetra Zone Fall Drilling Target Area

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The natural gamma radiation detected in the drill core, as detailed in this news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer which has been calibrated by Radiation Solutions Inc. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry parlance; this colloquial usage stems from historical naming conventions and the shared functionality of detecting gamma radiation between a spectrometer and a scintillometer)-as “anomalous”, readings above 10,000 cps as “highly radioactive”, and readings surpassing 65,535 cps as “off-scale”. However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin’s Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F3’s newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

This news release also refers to neighboring properties in which F3 Uranium has no interest, and the Qualified Person has been unable to verify the information from those properties. Mineralization on those neighboring properties is not necessarily indicative of mineralization on the PLN Project. For additional information on the PLN Project, please refer to the report titled “Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada” prepared by SLR International Corporation with a signing date of January 25, 2023 and an effective date of November 20, 2023 available at www.sedarplus.ca, and prepared in accordance with NI 43-101.

About F3 Uranium Corp.:

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new Tetra Zone discovery 13km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R project and NexGen’s Arrow project.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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